

Mail Stop 3030

April 11, 2016

Peter Bloch
Chief Executive Officer
Bionik Laboratories Corp.
483 Bay Street, N105
Toronto, Ontario M5G 2C9

> **Re:** **Bionik Laboratories Corp.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed March 23, 2016**
> **File No. 333-207581**

Dear Mr. Bloch:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 25, 2016 letter.

Description of Business, page 1

1.   Given that you are highlighting your APOLLO and Chronos technologies in the prospectus summary of your most recent amendment, please tell us why you have deleted the more detailed disclosures regarding those technologies that appeared in the last three paragraphs at the bottom of page 29 of your first amendment to your registration statement filed on February 4, 2016.

Merger Agreement with Interactive Motion Technologies, Inc., page 1

2.   We note your disclosure regarding the proposed merger with Interactive Motion and your disclosure regarding the price protection provisions under your outstanding warrants. In an appropriate location in your prospectus, please disclose whether the price protection -

provisions under the warrants could be triggered by the issuance of shares of your common stock in the proposed merger and, if so, please quantify to the extent known how many additional shares could become issuable upon exercise of your warrants.

Product Pipeline, page 30

3.   We note your revisions in response to prior comment 2. Please also clarify your disclosure as to when you intend to begin formal clinical trials in order to advance your regulatory approval in Canada.

Financial Statements

Note 14: Subsequent Events, page F-26

4.   Please provide the financial statements required by Rules 8-04 and 8-05 of Regulation S-X related to your Merger Agreement with IMT or explain to us why they are not required. In this regard, it appears that full audited and pro forma financial statements are required in this Form S-1.

Item 15. Recent Sales of Unregistered Securities, page II-2

5.   We note your revisions in response to prior comment 5. Please tell us where you have shown the 20,000 shares of common stock issued pursuant to the service agreements as described in the second paragraph in Note 13 on page F-35 of the first amendment to your registration statement filed on February 4, 2016.

You may contact Michael Fay at (202) 551-3812 or Gary Todd, Senior Accountant, at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller, staff attorney, at (202) 551-3635 or me at (202) 551-3528 with any other questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: Stephen Fox, Esq.
        Ruskin Moscou Faltischek, P.C.